Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 12 DATED MARCH 27, 2015
TO THE PROSPECTUS DATED AUGUST 12, 2014

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated August 12, 2014, as supplemented by supplement no. 1 dated August 25, 2014, supplement no. 2 dated September 8, 2014, supplement no. 3 dated September 22, 2014, supplement no. 4 dated October 14, 2014, supplement no. 5 dated November 14, 2014, supplement no. 6 dated November 20, 2014, supplement no. 7 dated January 5, 2015, supplement no. 8 dated January 7, 2015, supplement no. 9 dated January 14, 2015, supplement no.10 dated January 28, 2015 and supplement no. 11 dated March 24, 2015. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	updated risks related to an investment in us;

•	a revised estimated use of proceeds table;

•	additional information with respect to our investment objectives and criteria;

•	information regarding the valuation of our shares;

•	updated information regarding our plans with respect to the payment of distributions;

•	information regarding our indebtedness;

•	information regarding the net tangible book value of our shares;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2014; and

•	our audited financial statements and the notes thereto as of and for the year ended December 31, 2014.
Status of the Offering
We commenced this offering of up to 180,000,000 shares, or up to $1,760,000,000 of shares, of common stock on August 12, 2014. As of March 23, 2015, we had accepted aggregate gross offering proceeds of $5.0 million related to the sale of 516,958 shares of common stock.  Accordingly, as of March 23, 2015, there were $1,755.0 million of shares of common stock available for sale in this offering, including $760.0 million of shares under our dividend reinvestment plan.
Risk Factors
The following risk factors update and supplement the risk factors appearing in the prospectus.
Because the offering price in this offering exceeds our net tangible book value per share, investors in this offering will experience immediate dilution in the net tangible book value of their shares.
We are currently offering shares in this initial public offering at $10.00 per share, with discounts available to certain categories of purchasers. Our current offering price exceeds our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker-dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00.

As of December 31, 2014, our net tangible book value per share was $7.87. The offering price of shares under this initial public offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share. To the extent we are able to raise additional proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
Disruptions in the financial markets and uncertain economic conditions could continue to adversely impact the commercial mortgage market as well as the market for real estate-related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to you.
The returns available to investors generated by real estate-related investments are determined by: (i) the supply and demand for such investments; (ii) the terms we are able to negotiate for our investments; (iii) the performance of the assets underlying the investments; and (iv) the existence of a market for such investments, which includes the ability to sell or finance such investments.
During periods of volatility, the number of investors participating in the market may change at an accelerated pace. As liquidity or “demand” increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.
The Federal Reserve has maintained an accommodative monetary policy since the beginning of the recent financial crisis. Through a variety of monetary tools and programs, the Federal Reserve injected trillions of U.S. dollars into the global financial markets. The U.S. quantitative easing (“QE”) program focused on the purchase of U.S. treasury bonds and mortgage backed securities. Currently it is unclear what the final cost or impact of this program will be. In October of 2014, the Federal Reserve concluded the current phase of QE. The end of this program has shifted investor focus to the timing of an eventual interest rate increase by the Federal Reserve.
In the United States, recent economic data has been improving. Slow and steady growth in the labor markets has driven unemployment below 6%. The labor force participation rate continues to be low and personal income growth has remained muted. Consumer spending in the United States has increased, and is being driven by lower debt service burdens, record high stock market valuations, rebounding home prices and a dramatic decrease in the cost of gasoline. Consumer confidence levels are starting to reach levels last seen in the 1990’s. U.S. gross domestic product (“U.S. GDP”) has continued to grow at a moderate annualized rate. On an annual basis, U.S. GDP growth in 2014 was 2.4%, which was a slight improvement over 2013’s growth rate of 2.2%. In the second half of 2014, the U.S. dollar began to appreciate against the currencies of other nations. The effects of a strong dollar and weak international economic growth began to materialize in the form of reduced corporate earnings in the fourth quarter of 2014.
Recently, the U.S. dollar has greatly strengthened its role as an international safe haven currency. On January 5, 2015, the Bloomberg Dollar Spot Index, which measures the strength of the U.S. dollar against a basket of ten leading global currencies, reached an all-time high since the index was created in 2004. As a result, U.S. commercial property markets have benefitted from an inflow of foreign capital and gateway markets such as New York City and San Francisco continue to benefit from a strong demand for commercial properties. In 2014, the commercial real estate market recovery began to spread to secondary and tertiary markets and to most asset classes.  The U.S. commercial real estate market has continued to gain favor as an alternative investment class and capital flows continue to improve. Looking forward, however, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders.
Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. Possible future declines in rental rates, slower or potentially negative net absorption of leased space and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, may result in decreases in cash flows. Historically low interest rates could help offset some of the impact of these potential decreases in operating cash flow for properties financed with variable rate mortgages; however, interest rates likely will not remain at these historically low levels for the remaining life of many of our investments. Recently, interest rates have become more volatile as the global capital markets react to increasing economic and geopolitical risks.

After several years of improving market conditions, the recovery in the U.S. residential real estate market has recently begun to slow. The initial recovery was driven by low interest rates, pent-up demand from the consumer sector and institutional investors in the form of buy-to-rent portfolios. In 2014, investor demand for homes slowed and stringent mortgage lending standards have reduced demand in the residential markets. In addition, as referenced above, the Federal Reserve’s QE program, which peaked at $85 billion a month in purchases of long-term treasury bonds and mortgage backed securities terminated on October 31, 2014. This reduction in market support could cause the demand for residential real estate to decrease further.
From a global standpoint, the U.S. economy is considered to be a bright spot. Recently the International Monetary Fund (“IMF”) lowered its global growth forecast from 3.7% to 3.3%. Lower than expected growth in the European Union (“EU”) and Chinese economies are the primary factors in the forecast change. Geopolitical events in the Ukraine and Middle East and the recent outbreak of the Ebola virus in Africa, and its possible spread to the rest of the world, have all been impediments to global economic growth.
Overall, despite indications of recovery in the United States, uncertainties abound. China’s export-based economy has slowed and the Japanese government continues to experiment with QE. The EU is faced with the economic collapse of Greece, another recession and an escalating military conflict in the Ukraine. In the United States, the Federal Reserve has completed the latest phase of QE and is now faced with the impact of a strong dollar and record low interest rates. In the short-term, we anticipate that market conditions will continue to remain volatile and, combined with a challenging global macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.
We have relied on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity or we may not be able to refinance these obligations at terms as favorable as the terms of our existing indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our existing indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets. Recent financial market conditions have improved from the bottom of the economic cycle, but material risks are still present. Market conditions can change quickly, which could negatively impact the value of our assets.
Disruptions in the financial markets and continued uncertain economic conditions could adversely affect the values of our investments. Lending activity only recently increased; however, it remains uncertain whether the capital markets can sustain the current transaction levels. Any disruption to the debt and capital markets could result in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments;

•	the value of collateral securing our loan investments could decrease below the outstanding principal amounts of such loans;

•
revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing; and/or

•
revenues generated by the properties and other assets underlying our loan investments could decrease, making it more difficult for the borrowers to meet their payment obligations to us, which could in turn make it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could reduce our stockholders’ return and decrease the value of an investment in us.
We are a newly formed company with a limited operating history which makes our future performance difficult to predict.
We are a newly formed company with a limited operating history. We were incorporated in the State of Maryland on February 6, 2013 and commenced a private placement offering in July 2013 which terminated immediately prior to commencement of this offering in August 2014. As of December 31, 2014, we owned one hotel property and one first mortgage loan. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies described in this prospectus. We can provide no assurance that our performance will replicate the past performance of other KBS-sponsored programs. Our investment returns could be substantially lower than the returns achieved by other KBS-sponsored programs. The results of our operations depend on several factors, including the availability of opportunities for the acquisition of target assets, the level and volatility of interest rates, the availability of short and long-term financing, and conditions in the financial markets and economic conditions.

The return per share for later investors in this offering will be reduced if we make stock distributions.
Our investment objectives include investing in assets with significant potential for long term appreciation; however, they may have limited operating cash flows. As a result, we may consider declaring a stock distribution in lieu of cash distributions, especially in the early stages of our operations before our investments have stabilized and started generating stable cash flows from operations. While our objective is to acquire assets that appreciate in value, there can be no assurance that assets we acquire will appreciate in value. Unless our assets appreciate in an amount sufficient to offset the dilutive effect of any stock distributions, the return per share for later investors purchasing our stock will be below the return per share of earlier investors.
You may not be able to sell your shares under our share redemption program and, if you are able to sell your shares under the program, you may not be able to recover the full amount of your investment in our shares.
Our share redemption program includes numerous restrictions that limit your ability to sell your shares. You must hold your shares for at least one year in order to participate in the share redemption program, except for redemptions sought upon a stockholder’s death, “qualifying disability” or “determination of incompetence.” We limit the number of shares redeemed pursuant to the share redemption program as follows: (i) during any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year and (ii) during each calendar year, redemptions will be limited to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. Further, we have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all redemption requests made in any year. In particular, the limitation on redemptions to the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year will significantly limit your ability to have your shares redeemed pursuant to our share redemption program because we expect our initial distributions will be in the form of stock distributions and possibly cash distributions that will be declared when our board of directors determines we have sufficient cash flow or appreciation in asset values. Particularly during our offering stage, we do not expect to have significant cash flow to pay cash distributions, which would in turn severely limit redemptions during the next calendar year. Our board is free to amend, suspend or terminate the share redemption program upon 30 days’ notice, provided that we may increase or decrease the funding available for the redemption of shares pursuant to our share redemption program upon ten business days’ notice to our stockholders. Unless the shares are being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetence, and until such time as we establish an estimated net asset value (“NAV”) per share for a purpose other than to set the price to acquire a share in a primary public offering, the prices at which we will redeem shares are as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the price paid to acquire the shares from us;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the price paid to acquire the shares from us;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the price paid to acquire the shares from us; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the price paid to acquire the shares from us.
Once we establish an estimated NAV per share of our common stock for a purpose other than to set the price to acquire a share in a primary public offering, and unless the shares are being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetency, the price at which we will redeem the shares is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of our most recent estimated NAV per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of our most recent estimated NAV per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of our most recent estimated NAV per share as of the applicable redemption date.
For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the shares; provided, that shares purchased by the redeeming stockholder pursuant to our dividend reinvestment plan will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares relate. The date of the share’s original issuance by us is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.

In March 2009, in order to preserve capital and value for all stockholders during the economic crisis, KBS REIT I amended its share redemption program to limit redemptions (other than redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence) during any calendar year to the amount of the net proceeds from the sale of shares under its dividend reinvestment plan from the prior calendar year less amounts KBS REIT I deemed necessary from such proceeds to fund current and future funding obligations and needs of the company. Pursuant to this limitation, KBS REIT I suspended ordinary redemptions for the remainder of 2009 and from 2010 through March 2012. KBS REIT I provided notice of this amendment in its Annual Report on Form 10-K filed on March 27, 2009, and the amendment was effective upon 30 days’ notice. The amendment became effective before the April 30, 2009 redemption date. As a result, investors did not have a final opportunity to submit redemptions. In March 2012, KBS REIT I amended and restated its share redemption program to provide only for redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence (each as defined in the share redemption program). These redemptions will be limited to an annual amount determined by KBS REIT I’s board of directors which may be reviewed and adjusted from time to time during the year.
On January 24, 2014, in consideration of the cash requirements necessary to effectively manage KBS Legacy Partners Apartment REIT’s assets, KBS Legacy Partners Apartment REIT amended and restated its share redemption program to limit redemptions to $2.0 million of shares in the aggregate during any calendar year. Additionally, during any calendar year, once KBS Legacy Partners Apartment REIT has redeemed $1.5 million of shares under its share redemption program, including redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence, the remaining $0.5 million of the $2.0 million annual limit shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetence. KBS Legacy Partners Apartment REIT provided notice of this amendment and restatement of its share redemption program in its Current Report on Form 8-K filed on January 28, 2014 and the amended and restated share redemption program became effective for redemptions under the program on or after February 27, 2014. Because of these limitations in the dollar value of shares that may be redeemed under its share redemption program, KBS Legacy Partners Apartment REIT exhausted funds available for all redemptions, other than special redemptions, for 2014 in August 2014.
On May 15, 2014, KBS REIT II amended and restated its share redemption program to provide only for redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence. These redemptions are limited to an annual amount determined by KBS REIT II’s board of directors which may be reviewed and adjusted from time to time during the year. KBS REIT II provided notice of this amendment and restatement of its share redemption program in its Current Report on Form 8-K filed on May 19, 2014 and its amended and restated share redemption program became effective for redemptions under the program on June 18, 2014.
We expect to establish an estimated NAV per share no later than 150 days after the second anniversary of the date in which we broke escrow in this offering. The restrictions of our share redemption program will severely limit your ability to sell your shares should you require liquidity and will limit your ability to recover the value you invest in us.
The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment in our shares may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our offering, or a value derived from such offering price, as the estimated value of our shares until we provide an estimated NAV based on an appraised value of our assets. Even when we begin to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.
We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.
To assist FINRA members and their associated persons that participate in this offering of common stock in meeting their customer account statement reporting obligations pursuant to applicable FINRA and NASD Conduct Rules, we will disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the estimated valuation. Until no later than April 11, 2016, when certain amendments to the FINRA and NASD Conduct Rules take effect, we intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares.

No later than April 11, 2016, how we report our estimated value per share will change. Initially we will report the net investment amount of our shares, which will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. This estimated per share value will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules. No later than 150 days after the second anniversary of the date on which we broke escrow in this offering, we will provide an estimated NAV per share. This appraised value will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will comply with the Practice Guideline 2013-01, Valuations of Publicly Registered, Non-Listed REITs issued by the Investment Program Association in April 2013 (the “IPA Valuation Guidelines”). Once we announce an estimated NAV per share we generally expect to update the estimated NAV per share in December of each year.
Until we report an estimated NAV, the initial reported values based on the offering price and the offering price as adjusted for selling commission, the dealer manager fee, and additional underwriting compensation and our organization and offering expenses will likely differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of our company because (i) there is no public trading market for the shares at this time; (ii) when based solely on the offering price, the primary offering price includes the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) the estimated value will not reflect, and will not be derived from, the fair market value of our assets, nor will it represent the amount of net proceeds that would result from an immediate liquidation of our assets; (iv) the estimated value will not take into account how market fluctuations affect the value of our investments; and (v) the estimated value will not take into account how developments related to individual assets may increase or decrease the value of our portfolio.
When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, we will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.
We are dependent on the third-party manager of the hotels we acquire.
We currently own one hotel property in Myrtle Beach, South Carolina. In order to qualify as a REIT, we are not able to operate any hotel properties or participate in the decisions affecting the daily operations of our hotels. We will lease any hotels we acquire to a taxable REIT subsidiary (“TRS”) in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage the hotels. Thus, independent hotel operators, under management agreements with our TRS, will control the daily operations of our hotels.
We depend on these independent management companies to adequately operate our hotels as provided in the management agreements. We will not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room and average daily rates, we may not be able to force the management company to change its method of operation of our hotels. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace our management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected hotel.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our stockholders.
We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging products may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	the amount of income that a REIT may earn from hedging transactions to offset losses due to fluctuations in interest rates is limited by federal tax provisions governing REITs;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.
Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the interest rate risk sought to be hedged. Any such imperfect correlation may prevent us from achieving the intended accounting treatment and may expose us to risk of loss.
There can be no assurance that the direct or indirect effects of the Dodd-Frank Act and other applicable non-U.S. regulations will not have an adverse effect on our interest rate hedging activities.
Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) imposed additional regulations on derivatives markets and transactions. Such regulations and, to the extent we trade with counterparties organized in non-US jurisdictions, any applicable regulations in those jurisdictions, are still being implemented, and will affect our interest rate hedging activities. While the full impact of regulation on our interest rate hedging activities cannot be fully assessed until all final implementing rules and regulations are promulgated, such regulation may affect our ability to enter into hedging or other risk management transactions, may increase our costs in entering into such transactions, and/or may result in us entering into such transactions on less favorable terms than prior to implementation of such regulation. For example, subject to an exception under the Dodd-Frank Act for end-users of swaps upon which we may seek to rely, we may be required to clear certain interest rate hedging transactions by submitting them to a derivatives clearing organization. In addition, to the extent we are required to clear any such transactions, we will be required to, among other things, post margin in connection with such transactions. The occurrence of any of the foregoing events may have an adverse effect on our business and our stockholders’ return.

Estimated Use of Proceeds
The table set forth below supersedes and replaces the estimated use of proceeds table and related footnotes in the prospectus.

	200,000 Shares		90,000,000 Shares
	Minimum Offering ($10.00/share)		Primary Offering (50,000,000 shares) ($10.00/share)		Div. Reinv. Plan (40,000,000 shares) ($9.50/share)
	$	%	$	%	$	%
Gross Offering Proceeds	2,000,000	100.00	500,000,000	100.00	380,000,000	100.00
Less Offering Expenses:
Selling Commissions	130,000	6.50	32,500,000	6.50	0	0.00
Dealer Manager Fee	60,000	3.00	15,000,000	3.00	0	0.00
Additional Underwriting Compensation (1)	10,000	0.50	1,373,025	0.27	0	0.00
Issuer Organization and Offering Expenses (2)	100,000	5.00	6,695,775	1.34	500,440	0.13
Amount Available for Investment/Net Investment Amount	1,700,000	85.00	444,431,200	88.89	379,499,560	99.87
Acquisition and Origination Fees (3)	24,975	1.25	6,531,003	1.31	0	0.00
Acquisition and Origination Expenses (3)	9,931	0.50	2,596,820	0.52	0	0.00
Initial Working Capital Reserve (4)	10,000	0.50	2,500,000	0.50	0	0.00
Targeted Investment Capital (5)	1,655,094	82.75	432,803,377	86.56	379,499,560	99.87

	180,000,000 Shares
	Primary Offering (100,000,000 shares) ($10.00/share)		Div. Reinv. Plan (80,000,000 shares) ($9.50/share)
	$	%	$	%
Gross Offering Proceeds	1,000,000,000	100.00	760,000,000	100.00
Less Offering Expenses:
Selling Commissions	65,000,000	6.50	0	0.00
Dealer Manager Fee	30,000,000	3.00	0	0.00
Additional Underwriting Compensation (1)	2,349,800	0.24	0	0.00
Issuer Organization and Offering Expenses (2)	11,215,775	1.12	720,440	0.09
Amount Available for Investment/Net Investment Amount	891,434,425	89.14	759,279,560	99.91
Acquisition and Origination Fees (3)	13,136,962	1.31	0	0.00
Acquisition and Origination Expenses (3)	5,223,444	0.52	0	0.00
Initial Working Capital Reserve (4)	2,500,000	0.25	0	0.00
Targeted Investment Capital (5)	870,574,019	87.06	759,279,560	99.91
________________________
(1) Includes additional underwriting compensation expenses Includes additional underwriting compensation expenses to be reimbursed by us, including the cost of bona fide training and education meetings held by us (primarily the travel, meal and lodging costs of registered representatives of broker-dealers), attendance and sponsorship fees payable to participating broker-dealers hosting retail seminars, travel, meal and lodging costs for registered persons associated with our dealer manager to attend retail seminars conducted by broker-dealers, legal fees of the dealer manager, promotional items and, in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of our shares and the ownership of our shares by such broker-dealers’ customers. In addition to this additional underwriting compensation, at the end of the primary offering, to the extent that total underwriting compensation for the primary offering is less than 10% of the gross offering proceeds of our primary offering, our sponsors may fund a bonus pool program for certain dealer manager employees. Any such program would not be reimbursed by us or paid from offering proceeds. See “Plan of Distribution.”
(2) Includes all expenses (other than selling commissions, the dealer manager fee and additional items of underwriting compensation) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and transfer agent, charges of our advisor for administrative services related to the issuance of shares in this offering, reimbursement of the bona fide due diligence expenses of broker-dealers and amounts to reimburse KBS Capital Advisors for costs in connection with preparing supplemental sales materials. Through December 31, 2014, our advisor and its affiliates had incurred approximately $2.4 million in organization and offering expenses related to this public offering on our behalf. KBS Capital Advisors has agreed to reimburse us to the extent selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of aggregate gross offering proceeds. See “Plan of Distribution”.
(3) For all investments that we make, we will pay our advisor an acquisition and origination fee equal to 1.5% of the cost of investments acquired or originated by us, or the amount to be funded by us to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition.
We will incur customary acquisition and origination expenses in connection with the acquisition and/or origination (or attempted acquisition and/or origination) of our investments. We have assumed, for purposes of this table that customary acquisition and origination expenses (including expenses relating to potential investments that we do not close) will be an amount equal to 0.6% of the targeted investment capital from this primary offering, excluding fees and expenses associated with such investments. Customary acquisition and origination expenses include legal fees and expenses (including fees of in-house counsel that are not employees or affiliates of the advisor), costs of due diligence, travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments.

This table excludes debt proceeds. To the extent we fund our investments with debt, as we expect, the targeted investment capital and the amount of acquisition and origination fees and expenses will be proportionately greater. If we raise the maximum offering amount and our debt financing and other liabilities are equal to our target leverage such that our total liabilities do not exceed 60% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves), then we estimate that acquisition and origination fees would be $18,772,263 and acquisition and origination expenses would be $7,464,120. Our charter limits our total liabilities to 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. If we raise the maximum offering amount and our debt financing and other liabilities are equal to 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves) (the maximum permitted leverage under our charter without conflicts committee approval), then we estimate that acquisition and origination fees would be $36,449,206 and acquisition and origination expenses would be $14,492,726.
The estimate of acquisition and origination fees is based on the current compensation structure under the advisory agreement. Compensation to be paid to KBS Capital Advisors may be increased subject to approval by our conflicts committee and the other limitations in our advisory agreement and our charter. Our charter limits our ability to make an investment if the total of all acquisition and origination fees and expenses relating to the investment exceeds 6% of the contract purchase price or 6% of the total funds advanced. This limit may only be exceeded if a majority of the board of directors (including a majority of the members of the conflicts committee) not otherwise interested in the transaction approves the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to us.
This table assumes that we will not use the net proceeds from the sale of shares under our dividend reinvestment plan to invest in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. To the extent we use the net proceeds from the dividend reinvestment plan to invest in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, our advisor or its subsidiary would earn the related acquisition and origination fees and we would incur additional acquisition and origination expenses.
(4) We may incur expenses relating to our investments, such as purchasing a loan senior to ours to protect our junior position in the event of a default by the borrower on the senior loan, making protective advances to preserve collateral securing a loan, or making capital and tenant improvements or paying leasing costs and commissions related to real property. At the time we make an investment, we will establish estimates of the capital needs of such investment through the anticipated hold period of the investment. Depending on how much we raise in this offering, we expect to use between 0.25% and 1.0% of the gross proceeds from our primary offering for working capital reserves. We may also use debt proceeds, our cash flow from operations and proceeds from our dividend reinvestment plan to meet our needs for working capital and to build a moderate level of cash reserves.
(5) Until required in connection with investment in real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments, substantially all of the net proceeds of the offering and, thereafter, our working capital reserves, may be invested in short-term, highly liquid investments, including government obligations, bank certificates of deposit, short-term debt obligations and interest-bearing accounts or other authorized investments as determined by our board of directors. Targeted investment capital from the primary offering may also include anticipated capital improvement expenditures and tenant leasing costs.
Investment Objectives and Criteria
The following information supplements the information appearing in the prospectus.
Potential European Investments
We expect that a portion of our investments in Europe will be in the form of a loan to STAM, the proceeds of which STAM will use to fund a general partner interest in a STAM-sponsored institutional real estate fund with an unrelated third party joint venture partner. The real estate fund will invest in European real estate which STAM will manage on behalf of the joint venture. As part of the terms of these investments with STAM, we expect to receive a portion of the fees STAM receives from the fund.
Annual Valuation
The following disclosure updates and supersedes, as appropriate, the discussions in our prospectus regarding our timing, policies and procedures for providing a per share estimated net asset value of our shares.
To assist the FINRA members and their associated persons that participate in this offering in meeting their customer account statement reporting obligations under NASD Conduct Rule 2340, we will disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. In addition, our advisor will prepare annual statements of estimated share values to assist fiduciaries of retirement plans subject to the annual reporting requirements of ERISA in the preparation of their reports relating to an investment in our shares. We intend to use the most recent price paid to acquire a share in this offering (ignoring purchase price discounts for certain categories of purchasers) as the estimated per share value of our shares until no later than April 2016.
No later than April 11, 2016, how we report our estimated per share value will change. Initially we will report the net investment amount of our shares, which will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. This estimated per share value will be accompanied by any disclosures required under the FINRA and NASD Conduct Rules. No later than 150 days after the second anniversary of the date on which we broke escrow in our initial public offering, we will provide an estimated NAV per share. Our estimated NAV per share will be based on valuations of our assets and liabilities performed at least annually, by, or with the material assistance or confirmation of, a third-party valuation expert or service and will comply with the IPA Valuation Guidelines.
In connection with determining an estimated NAV per share, we will obtain independent third-party appraisals for our real estate investments and certain real-estate related investments as appropriate. With respect to our cash, real estate loans receivable, other assets, mortgage debt and other liabilities, we will obtain valuations from our advisor as we expect these will equal GAAP fair value as reported in our publicly filed financial statements. These valuations will be reviewed by the independent third-party engaged to assist in the determination of our estimated NAV per share. We will value our other assets in a manner we deem most suitable under the circumstances consistent with the IPA Valuation Guidelines. Once we announce an estimated NAV per share we generally expect to update the estimated NAV per share in December of each year.

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary offering, this reported value would likely differ from the price at which a stockholder could resell his or her shares because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition and origination fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.
Distributions
The following disclosure supersedes and replaces the information in the prospectus regarding our payment of distributions.
We will declare cash or stock distributions when our board of directors determines we have sufficient cash flow from operations, appreciation in our investments relative to aggregate acquisition cost, investment activities and/or strategic financings. This policy reflects our focus on acquiring an investment portfolio with a total return profile that is composed of a combination of assets that have potential for long-term appreciation and/or stabilized cash flow from operations upon lease-up or other enhancement.
Our board of directors may declare stock distributions on a set monthly or quarterly basis or from time to time. For instance, if our board of directors believes assets in our portfolio have appreciated in value after acquisition or after we have taken control of the assets our board of directors may declare stock distributions to reflect this increase in portfolio value. In addition, our board of directors may also declare stock distributions when it determines we have significant cash flow from operations. We expect that any regular stock distribution paid on a monthly or quarterly basis would be declared based on periodic record dates as opposed to daily record dates as with our cash distributions. Unless our assets appreciate in an amount sufficient to offset the dilutive effect of any stock distributions, the return per share for later investors purchasing our stock will be below the return per share of earlier investors. Especially during the early stages of our operations, our board of directors may determine a stock distribution in lieu of a cash distribution is in our best interest because it will allow us to focus on our investment strategy of investing in opportunistic real estate investments that may generate little or no initial cash flow but have the potential for appreciation. With respect to any non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property’s management, ownership and future. We also may have more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.
To the extent we declare cash distributions early in our operating stage, we expect that we will fund them from interest income on our debt investments, rental and other income on our real property investments and to the extent we acquire investments with short maturities or investments that are close to maturity, we may fund distributions with the proceeds received at the maturity, payoff or settlement of those investments. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Upon completion of our offering stage, we expect to fund cash distributions from interest and rental and other income on investments, the maturity, payoff or settlement of investments and from strategic sales of loans, debt securities, properties and other assets as well as the strategic use of debt financing as described above.
We do not expect to make significant asset sales (and concomitant cash distributions) during our offering stage because, as a REIT, we will generally have to hold our assets for two years in order to meet the safe harbor to avoid a 100% prohibited transactions tax, unless such assets are held through a TRS or other taxable corporation. At such time as we have assets that we have held for at least two years, we anticipate that we may authorize and declare distributions based on gains on asset sales monthly, to the extent we close on the sale of one or more assets and the board of directors does not determine to reinvest the proceeds of such sales. Because we intend to fund distributions from cash flow and strategic financings and we expect to make investments that are attractive because of their appreciation potential and potential for stabilized cash flows upon lease-up or other enhancements rather than because of their current yield, we do not expect our board of directors to declare initial cash distributions on a set monthly or quarterly basis, but rather will focus on stock distributions. We expect our board of directors will declare cash distributions from time to time based on cash flow from our investments and our investment and financing activities.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.
Our distribution policy is not to pay distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from our initial public offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement described above. In such an event, we would look first to other third party borrowings to fund these distributions.
We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.
Indebtedness
As of December 31, 2014, we had one variable rate note payable outstanding of $26,000,000 that matures December 30, 2017. The interest rate of the variable rate debt as of December 31, 2014 was 3.2%. Also as of December 31, 2014, we had entered into an interest rate cap for a notional amount of $26,000,000, effective from December 29, 2014 to January 1, 2018. The interest rate cap has a one-month LIBOR strike rate of 3.0%. As of December 31, 2014, our borrowings and other liabilities were approximately 49% of both the cost (before deducting depreciation or other noncash reserves) and book value (before deducting depreciation) of our tangible assets, respectively.
Net Tangible Book Value Per Share
In connection with this offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a rough approximation of value calculated as total book value of assets minus total book value of liabilities, divided by the total number of shares of common stock outstanding. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. However, net tangible book value does reflect certain dilution in value of our common stock from the issue price in this offering as a result of (i) the substantial fees paid in connection with this offering and our now terminated private offering, including selling commissions and marketing fees re-allowed by our dealer manager to participating broker dealers, (ii) the fees and expenses paid to our advisor and its affiliates in connection with the selection, acquisition, management and sale of our investments, (iii) general and administrative expenses, (iv) accumulated depreciation and amortization of real estate investments, and (v) the issuance of shares in our now-terminated private offering at a purchase price of less than $10.00. As of December 31, 2014, our net tangible book value per share was $7.87. The offering price of shares under this primary offering (ignoring purchase price discounts for certain categories of purchasers) is $10.00 per share. To the extent we are able to raise substantial proceeds in this offering, some of the expenses that cause dilution of the net tangible book value per share are expected to decrease on a per share basis, resulting in increases in the net tangible book value per share. This increase would be partially offset by increases in depreciation and amortization expenses related to our real estate investments.
The factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2014 and 2013, the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2014 and for the period from July 3, 2013 to December 31, 2013 and the related notes thereto and the accompanying financial statement schedule included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” in the prospectus and this supplement.
Overview
We were formed on February 6, 2013 as a Maryland corporation and intend to qualify as a REIT beginning with the taxable year ending December 31, 2014. On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of our advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.
On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of this offering pursuant to a dealer manager agreement. The dealer manager is responsible for marketing our shares in this offering.
We intend to use substantially all of the net proceeds from our private and public offerings to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments will include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. We may also invest in entities that make similar investments. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition. As of December 31, 2014, we owned one hotel property and had originated a first mortgage loan.
As of December 31, 2014, we had sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on April 2, 2014 and July 31, 2014, we issued 120,106 shares and 132,116 of common stock for $1.0 million and $1.1 million, respectively, in separate private transactions exempt from the registration requirements of the Securities Act.  As of December 31, 2014, we had not made any sales in this offering.
We have no employees and KBS Capital Advisors has served as our advisor since commencement of the private offering. As our advisor, KBS Capital Advisors manages our day-to-day operations and manages our portfolio of real estate properties and real estate-related investments. KBS Capital Advisors will make recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.
We have formed a strategic relationship with STAM, a commercial real estate investment and asset management firm headquartered in Paris, France to support us and our advisor in connection with our investments in Europe. Our advisor has entered a sub-advisory agreement with STAM, pursuant to which STAM will provide real estate acquisition and portfolio management services to our advisor in connection with our investments in Europe. For investments in Europe we make directly and our ownership interest is 100%, our advisor will compensate STAM for its services in sourcing and managing these investments from the fees its earns from us under the advisory agreement with us and we will pay STAM no additional compensation. We, along with our advisor, expect to enter a letter agreement with STAM that sets forth general compensation terms with respect to investments we make through STAM, other than through our direct investment in value-added real estate and distressed debt in Europe (which are governed by the sub-advisory agreement between STAM and our advisor). We can give no assurances as to the number, if any, of investments we may make in Europe. See “Investment Objectives and Criteria - Potential European Investments” for a discussion of the additional types of investments we expect to make in Europe through our strategic relationship with STAM.

We intend to make an election to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 2014. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2014, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.
Market Outlook ─ Real Estate and Real Estate Finance Markets
Current conditions in the global capital markets remain volatile as the world’s economic growth has been affected by geopolitical and economic events. Geopolitical events in Europe and the Middle East escalated throughout 2014, and into 2015. The rise of the Islamic State and the struggle between the Ukrainian government and pro-Russian rebels have kept the U.S. and its allies engaged in international military conflicts. The slowdown in global economic growth, and in particular the slowing of the Chinese economy, has had a ripple effect through the energy and commodity markets. Decreasing levels of demand for commodities, and in particular oil, have led to a steep price decline in most commodity market prices. In this type of economic environment the possibility of deflation is now a very real risk. While the U.S. economy has rebounded from the recent recession, the remainder of the world’s industrialized and emerging economies have struggled to maintain even low levels of economic growth.
Central bank interventions and the use of monetary policy to combat the lingering effects of the recent recession continue to dominate the performance of the global economy. In 2012, Japan embarked on a massive quantitative easing (“QE”) program designed to kick start the country’s economy. To date the program has led to lower Japanese interest rates, a run up in the Japanese stock markets and a devaluation of the yen. In Europe, the European Central Bank (ECB) announced its own QE program in January 2015. The long awaited announcement has led to lower European interest rates and a weakening of the Euro against other currencies.
The Federal Reserve has maintained an accommodative monetary policy since the beginning of the recent financial crisis. Through a variety of monetary tools and programs, the Federal Reserve injected trillions of U.S. dollars into the global financial markets. The U.S. QE program focused on the purchase of U.S. treasury bonds and mortgage backed securities. Currently it is unclear what the final cost or impact of this program will be. In October of 2014, the Federal Reserve concluded the current phase of QE. The end of this program has shifted investor focus to the timing of an eventual interest rate increase by the Federal Reserve.
In the United States, recent economic data has been improving. Slow and steady growth in the labor markets has driven unemployment below 6%. The labor force participation rate continues to be low and personal income growth has remained muted. Consumer spending in the United States has increased, and is being driven by lower debt service burdens, record high stock market valuations, rebounding home prices and a dramatic decrease in the cost of gasoline. Consumer confidence levels are starting to reach levels last seen in the 1990’s. U.S. gross domestic product (“U.S. GDP”) has continued to grow at a moderate annualized rate. On an annual basis, U.S. GDP growth in 2014 was 2.4%, which was a slight improvement over 2013’s growth rate of 2.2%. In the second half of 2014, the U.S. dollar began to appreciate against the currencies of other nations. The effects of a strong dollar and weak international economic growth began to materialize in the form of reduced corporate earnings in the fourth quarter of 2014.
The U.S. dollar has remained a safe haven currency and the U.S. commercial real estate market has benefited from an inflow of foreign capital. Initially, gateway markets such as New York City and San Francisco benefited from a high demand for commercial properties. In 2014, the commercial real estate market recovery spread to secondary and tertiary markets, and most asset classes. The U.S. commercial real estate market has gained favor as an alternative investment class and capital flows continue to improve. Looking forward, however, the recovery in commercial real estate is expected to remain uneven across geographies and among property types.
As the dollar strengthens, the flow of capital into the United States could be curtailed. International demand for U.S. assets has been driven, in part, by the perception that U.S. real assets and the U.S. dollar are safe havens from some market risks. A decrease in flow of capital into the United States could lead to a decrease in the demand for U.S. commercial real estate assets, and result in a decline in commercial real estate valuations.

After several years of improving market conditions, the recovery in the U.S. residential real estate market recently began to slow. The initial recovery was driven by low interest rates, pent-up demand from the consumer sector and institutional investors in the form of buy-to-rent portfolios. In 2014, investor demand for homes slowed and stringent mortgage lending standards reduced demand in the residential markets. In addition, as referenced above, the Federal Reserve’s QE program, which peaked at $85 billion a month in purchases of long-term treasury bonds and mortgage backed securities, ended on October 31, 2014. This reduction in market support could cause the demand for residential real estate to decrease further.
Overall, despite indications of recovery in the United States, uncertainties abound. China’s export-based economy has slowed and the Japanese government continues to experiment with QE. The EU is faced with the economic collapse of Greece, another recession and an escalating military conflict in the Ukraine. In the United States, the Federal Reserve has completed the latest phase of QE and is now faced with the impact of a strong dollar and record low interest rates. In the short-term, we anticipate that market conditions will continue to remain volatile and, combined with a challenging global macro-economic environment, may interfere with the implementation of our business strategy and/or force us to modify it.
Liquidity and Capital Resources
We are dependent upon the net proceeds from our private offering and this public offering to conduct our proposed operations. We will obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of our offerings, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2014, we had sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million.
We will not sell any shares in this offering unless we raise a minimum of $2,000,000 in gross offering proceeds, including from persons who are affiliated with us, our sponsors or our advisor. On January 7, 2015, we broke escrow in the offering. If we are unable to raise substantially more funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
During the year ended December 31, 2014, we originated a first mortgage loan and acquired one hotel property. Our cash needs for this origination and acquisition were met primarily with proceeds from our now terminated private offering and debt financing. Operating cash needs during the same period were also primarily met with proceeds from our now terminated private offering. As of December 31, 2014, $12.0 million was available under the Springmaid Beach Resort Mortgage Loan for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to the dealer manager and our advisor for reimbursement of certain commercially reasonable organization and offering expenses. In connection with the public offering, our advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us in connection with this offering exceed 15% of our gross offering proceeds from this offering. As of December 31, 2014, our advisor has incurred organization and offering expenses on our behalf related to this offering of approximately $2.4 million. There was no limit on the organization and offering expenses we could incur in connection with our private offering. As of December 31, 2014, our advisor had incurred offering expenses on our behalf related to our private offering of $956,834, all of which have been reimbursed from proceeds from our now terminated private offering. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. The advisory agreement entered on August 12, 2014 has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.

Among the fees payable to our advisor is an asset management fee. We will pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments will be calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property will be calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee will be determined based on our proportionate share of the underlying investment.
We intend to elect to be taxed as a REIT and to operate as a REIT beginning with our taxable year ending December 31, 2014. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.
Cash Flows from Operating Activities
We commenced operations on September 4, 2014 in connection with our first investment. As of December 31, 2014, we owned one hotel property and one first mortgage loan. During the year ended December 31, 2014, net cash used in operating activities was $1,660,690. We expect that our cash flows from operating activities will increase in future years as a result of owning the assets acquired during 2014 for an entire period, anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $43,635,143 for the year ended December 31, 2014 and primarily consisted of the following:

•	Acquisition of a hotel property with an aggregate purchase price of $40,067,233; and

•	Origination of one first mortgage loan for $3,291,234.
Cash Flows from Financing Activities
Net cash provided by financing activities was $57,839,900 for the year ended December 31, 2014 and consisted primarily of the following:

•
$30,815,032 of net cash provided by offering proceeds related to our now terminated private offering, net of payments of commissions, dealer manager fees and other organization and offering expenses of $2,919,444;

•
$25,254,868 of net cash provided by debt and other financings as a result of proceeds from notes payable of $26,000,000, offset by payments of deferred financing costs of $645,862 and an interest rate cap agreement of $99,270; and

•	$1,770,000 of contributions from a noncontrolling interest.
In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds of this offering, we expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the conflicts committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of December 31, 2014, our borrowings and other liabilities were approximately 49% of the cost (before depreciation or other noncash reserves) and book value (before depreciation) of our tangible assets.

Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of December 31, 2014:

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	2015	2016-2017	2018-2019	Thereafter
Outstanding debt obligations (1)	$26,000,000	$—	$26,000,000	$—	$—
Interest payments on outstanding debt obligations (2)	2,469,368	823,875	1,645,493	—	—
_____________________
(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at December 31, 2014. We incurred interest expense of $4,577, excluding amortization of deferred financing costs of $1,204 and unrealized loss on interest rate cap of $23,419 for the year ended December 31, 2014.
Results of Operations
Overview
Our results of operations as of December 31, 2014 are not indicative of those expected in future periods as we commenced operations on September 4, 2014 in connection with our first investment.  During the period from July 3, 2013 to December 31, 2013, we had been formed but had not yet commenced any significant operations. As a result, we had no material results of operations for that period.
As of December 31, 2014, we had originated one first mortgage loan and acquired one hotel property, which we funded with proceeds from our private offering and debt financing. In general, we expect that our revenue and expenses related to our portfolio will increase in future periods as a result of owning investments acquired in 2014 for an entire year and anticipated future acquisitions of real estate and real estate-related investments.
Hotel revenues and interest income from our real estate loan receivable was $58,467 and $125,769 for the year ended December 31, 2014, respectively.
For the year ended December 31, 2014, total recurring expenses directly related to our real estate and real estate loan receivable was $91,109 consisting of $46,207 of hotel expenses, $12,585 of asset management fees to affiliate, $3,117 of depreciation and amortization and $29,200 of interest expense. Additionally, we incurred real estate acquisitions fees to affiliates and non-affiliates of $1,570,788 for the year ended December 31, 2014, which relates to the acquisition of a hotel property.
General and administrative expenses for the year ended December 31, 2014 totaled $1,095,372. These general and administrative costs consisted primarily of dead deal costs, transfer agent fees, insurance premiums, accounting fees, legal fees, and board of director fees. We expect general and administrative costs to increase in the future as a result of anticipated future acquisitions of real estate and real estate-related investments.
Critical Accounting Policies
Below is a discussion of the accounting policies that management considers critical in that they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.
Revenue Recognition
Hotel
Our hotel revenues are comprised of hotel operating revenues, such as room, food and beverage, and revenue from other hotel income (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests, as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned.

We lease recreational vehicle campground units under operating leases with terms generally of one year or less. We recognize rental revenue on a straight-line basis over the term of the lease, when collectibility is reasonably assured.
Real Estate
We recognize minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and will record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, we will determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.
We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.
We make estimates of the collectibility of our tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, we will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Real Estate Loans Receivable
Interest income on our real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are capitalized and amortized over the term of the loan as an adjustment to interest income. We will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, we will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met.
We will recognize interest income on loans purchased at discounts to face value on an accrual basis over the life of the loan using the interest method where we expect to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income will be recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows will be recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans will require the use of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. We will recognize interest income on non-performing loans on a cash basis because these loans generally do not have an estimated yield and collection of principal and interest is not assured.
Real Estate Securities
We will recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums will be amortized to interest income over the life of the investment using the interest method.

We will recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which requires us to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows will be recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities will require significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.
Real Estate
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs will include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements will be capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant Origination and Absorption Costs	Remaining term of related leases, including below-market renewal periods
Furniture, Fixtures & Equipment	3-12 years
Real Estate Acquisition Valuation
We record the acquisition of income-producing real estate or real estate that will be used for the production of income as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan are recorded at the estimated fair value of the real estate or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property will be charged-off against the reserve for loan losses when title to the property is obtained.
Intangible assets include the value of in place leases, which represents the estimated value of the net cash flows of the in place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease up. Acquired in place lease value are amortized to expense over the average remaining non-cancelable terms of the respective in place leases, including any below-market renewal periods.
We assess the acquisition date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows will be based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.
We estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease up periods, considering current market conditions. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.
We amortize the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable term of the leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require us to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.
Direct investments in undeveloped land or properties without loans in place at the time of acquisition will be accounted for as an asset acquisition and not as a business combination. Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which the Company is incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.
Impairment of Real Estate and Related Intangible Assets and Liabilities
We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets and liabilities, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.
Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of our real estate and related intangible assets and liabilities and an overstatement of our net income.
Real Estate Loans Receivable and Loan Loss Reserves
Our real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, we will record a loan loss reserve and a provision for loan losses to recognize impairment.
The reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. The reserve will be adjusted through “Provision for loan losses” on our consolidated statements of operations and will be decreased by charge offs to specific loans when losses are confirmed.
We will consider a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. If we purchase a loan at a discount to face value and at the acquisition date we expect to collect less than the contractual amounts due under the terms of the loan based, at least in part, on our assessment of the credit quality of the borrower, we will consider such a loan to be impaired when, based upon current information and events, we believe that it is probable that we will be unable to collect all amounts we estimated to be collected at the time of acquisition. We will also consider a loan to be impaired if we grant the borrower a concession through a modification of the loan terms or if we expect to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve will be established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.
As of December 31, 2014, there was no loan loss reserve and we did not record any impairment related to our real estate loan receivable. However, in the future, we may experience losses from our investment in loan receivable requiring us to record a loan loss reserve. Realized losses could be material and significantly exceed any recorded reserves.
Failure to recognize impairments would result in the overstatement of earnings and the carrying value of our real estate loans held for investment. Actual losses, if any, could differ from estimated amounts.

Real Estate Securities
We may invest in securities that we will classify as available-for-sale, since we may sell them prior to their maturity but do not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments will be carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values are generally based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, we may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed and the actual realized gain (loss) recognized.
On a quarterly basis, we will evaluate our real estate securities for other-than-temporary impairment. We will review the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on our quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than our amortized cost basis, an other-than-temporary impairment will be deemed to have occurred.
We are required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on our real estate securities that we do not intend to sell and where it is not likely that we will be required to sell the security prior to the anticipated recovery of our amortized cost basis. We will calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors will be recorded to other comprehensive income (loss).
Derivative Instruments
We enter into derivative instruments for risk management purposes to hedge our exposure to cash flow variability caused by changing interest rates on our variable rate notes payable. We record these derivative instruments at fair value on the accompanying consolidated balance sheets. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a component of interest expense on the accompanying consolidated statements of operations. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity.
With respect to derivative instruments designated as a hedge, we will formally document all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. We also assess and document, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When we determine that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, we discontinue hedge accounting prospectively and reclassify amounts recorded in accumulated other comprehensive income (loss) to earnings.
The termination of a cash flow hedge prior to the maturity date may result in a net derivative instrument gain or loss that continues to be reported in accumulated other comprehensive income (loss) and is reclassified into earnings over the period of the original forecasted hedged transaction (i.e., LIBOR based debt service payments) unless it is probable that the original forecasted hedged transaction will not occur by the end of the originally specified time period (as documented at the inception of the hedging relationship) or within an additional two-month period of time thereafter. If it is probable that the hedged forecasted transaction will not occur either by the end of the originally specified time period or within the additional two-month period of time, that derivative instrument gain or loss reported in accumulated other comprehensive income (loss) shall be reclassified into earnings immediately.

Fair Value Measurements
Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
When available, we will utilize quoted market prices from an independent source to determine fair value and will classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require us to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When we determine the market for a financial instrument owned by us to be illiquid or when market transactions for similar instruments do not appear orderly, we will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and will establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, we will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
We consider the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with our estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid ask spread or significant increase in the bid ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal to principal market).
We consider the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes
We expect to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended and intend to operate as such beginning with our taxable year ending December 31, 2014. We expect to have little or no taxable income prior to electing REIT status. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our annual REIT taxable income to our stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders. However, we intend to organize and operate in such a manner as to qualify for treatment as a REIT.
Experts
The consolidated financial statements and financial statement schedule of KBS Strategic Opportunity REIT II, Inc. appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
KBS Strategic Opportunity REIT II, Inc.

We have audited the accompanying consolidated balance sheets of KBS Strategic Opportunity REIT II, Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2014 and the period from July 3, 2013 to December 31, 2013. Our audits also included the financial statement schedule in Item 15(a), Schedule III - Real Estate Assets and Accumulated Depreciation and Amortization. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KBS Strategic Opportunity REIT II, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the year ended December 31, 2014 and the period from July 3, 2013 to December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Irvine, California
March 26, 2015

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2014	2013
Assets
Real estate, net	$40,064,116	$—
Real estate loan receivable, net	3,309,986	—
Total real estate and real estate-related investments, net	43,374,102	—
Cash and cash equivalents	13,256,679	712,612
Restricted cash	543,676	—
Rents and other receivables	62,403	—
Deferred financing costs, prepaid expenses and other assets	1,294,586	11,364
Total assets	$58,531,446	$723,976
Liabilities and equity
Note payable	$26,000,000	$—
Accounts payable and accrued liabilities	467,803	—
Due to affiliates	699,341	641,815
Other liabilities	706,469	—
Total liabilities	27,873,613	641,815
Commitments and contingencies (Note 11)
Equity
KBS Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 1,000,000,000 shares authorized, 3,893,812 and 83,295 shares issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	38,938	833
Additional paid-in capital	31,489,224	152,696
Cumulative net losses	(2,527,562)	(71,368)
Total KBS Strategic Opportunity REIT II, Inc. stockholders’ equity	29,000,600	82,161
Noncontrolling interests	1,657,233	—
Total equity	30,657,833	82,161
Total liabilities and equity	$58,531,446	$723,976

See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2014	For the Period from July 3, 2013 to December 31, 2013
Revenues:
Hotel revenues	$58,467	$—
Interest income from real estate loan receivable	125,769	—
Total revenues	184,236	—
Expenses:
Hotel expenses	46,207	—
Asset management fees to affiliate	12,585	—
Real estate acquisition fees to affiliate	554,666	—
Real estate acquisition fees and expenses	1,016,122	—
General and administrative expenses	1,095,372	71,368
Depreciation and amortization	3,117	—
Interest expense	29,200	—
Total expenses	2,757,269	71,368
Other income:
Other interest income	4,072	—
Total other income, net	4,072	—
Net loss	(2,568,961)	(71,368)
Net loss attributable to noncontrolling interest	112,767	—
Net loss attributable to common stockholders	$(2,456,194)	$(71,368)
Net loss per common share	$(1.27)	$(1.43)
Weighted-average number of common shares outstanding, basic and diluted	1,939,384	49,978
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Period from July 3, 2013 to December 31, 2013
and the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Cumulative Net Losses	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Shares	Amounts
Balance, July 3, 2013	21,739	$217	$199,783	$—	$200,000	$—	$200,000
Issuance of common stock	61,556	616	528,384	—	529,000	—	529,000
Dealer manager fees to affiliate	—	—	(15,870)	—	(15,870)	—	(15,870)
Other offering costs	—	—	(559,601)	—	(559,601)	—	(559,601)
Net loss	—	—	—	(71,368)	(71,368)	—	(71,368)
Balance, December 31, 2013	83,295	$833	$152,696	$(71,368)	$82,161	$—	$82,161
Issuance of common stock	3,810,517	38,105	33,696,371	—	33,734,476	—	33,734,476
Commissions on stock sales and related dealer manager fees to affiliate	—	—	(1,898,821)	—	(1,898,821)	—	(1,898,821)
Other offering costs	—	—	(461,022)	—	(461,022)	—	(461,022)
Net loss	—	—	—	(2,456,194)	(2,456,194)	(112,767)	(2,568,961)
Noncontrolling interest contribution	—	—	—	—	—	1,770,000	1,770,000
Balance, December 31, 2014	3,893,812	$38,938	$31,489,224	$(2,527,562)	$29,000,600	$1,657,233	$30,657,833
See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2014	For the Period from July 3, 2013 to December 31, 2013
Cash Flows from Operating Activities:
Net loss	$(2,568,961)	$(71,368)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	3,117	—
Noncash interest income on real estate-related investment	(18,752)	—
Amortization of deferred financing costs	1,204	—
Unrealized loss on derivative instrument	23,419	—
Changes in operating assets and liabilities:
Restricted cash for operational expenditures	(267,000)	—
Rents and other receivables	(62,403)	—
Prepaid expenses and other assets	(548,650)	(11,364)
Accounts payable and accrued liabilities	453,740	—
Due to affiliates	617,127	82,214
Other liabilities	706,469	—
Net cash used in operating activities	(1,660,690)	(518)
Cash Flows from Investing Activities:
Investment in real estate	(40,067,233)	—
Investment in real estate loan receivable	(3,291,234)	—
Restricted cash for capital expenditures	(276,676)	—
Net cash used in investing activities	(43,635,143)	—
Cash Flows from Financing Activities:
Proceeds from note payable	26,000,000	—
Payments of deferred financing costs	(645,862)	—
Purchase of interest rate cap	(99,270)	—
Proceeds from issuance of common stock	33,734,476	529,000
Payments of commissions on stock sales and related dealer manager fees	(1,898,821)	(15,870)
Payments of other offering costs	(1,020,623)	—
Noncontrolling interest contributions	1,770,000	—
Net cash provided by financing activities	57,839,900	513,130
Net increase in cash and cash equivalents	12,544,067	512,612
Cash and cash equivalents, beginning of period	712,612	200,000
Cash and cash equivalents, end of period	$13,256,679	$712,612
Supplemental Disclosure of Noncash Investing and Financing Activities:
Increase in deferred financing fees payable	$14,063	$—
Increase in other offering costs due to affiliates	$—	$559,601

See accompanying notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014

1.	ORGANIZATION
KBS Strategic Opportunity REIT II, Inc. (the “Company”) was formed on February 6, 2013 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”) beginning with the taxable year that will end December 31, 2014. The Company’s business is conducted through KBS Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has a wholly-owned taxable REIT subsidiary, which leases the Company’s hotel property and  in turn contracts with an independent hotel management company that manages the day-to-day operations of the Company’s hotel.  The Company’s taxable REIT subsidiary is subject to federal and state income tax at regular corporate tax rates.
Subject to certain restrictions and limitations, the business of the Company is externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, pursuant to an advisory agreement entered between the Company and the Advisor on July 3, 2013, amended on October 11, 2013, June 26, 2014 and amended and restated on August 12, 2014 (the “Advisory Agreement”). The Advisor conducts the Company’s operations and will manage its portfolio of real estate loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. On July 3, 2013, the Company issued 21,739 shares of its common stock to the Advisor at a purchase price of $9.20 per share.
The Company expects to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments will include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. The Company may also invest in entities that make similar investments.
The Company commenced a private placement offering exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”) on July 3, 2013, pursuant to which the Company offered a maximum of $105,000,000 of shares of common stock for sale to accredited investors (the “Private Offering”), of which $5,000,000 of shares were offered pursuant to the Company’s dividend reinvestment plan. The Company ceased offering shares in the Private Offering on August 11, 2014. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, served as the dealer manager of the Private Offering pursuant to a dealer manager agreement dated July 3, 2013 and amended and restated on October 14, 2013 (the “Private Offering Dealer Manager Agreement”). The Dealer Manager was responsible for marketing the Company’s shares in the Private Offering.
On November 14, 2013, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014, and the Company retained the Dealer Manager to serve as the dealer manager of the Public Offering pursuant to a dealer manager agreement dated August 12, 2014 (the “Dealer Manager Agreement”). The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. As described above, the Company intends to use substantially all of the net proceeds from the Private Offering and the Public Offering to invest in a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments. As of December 31, 2014, the Company owned one hotel property and had originated a first mortgage loan.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

As of December 31, 2014, the Company had not broken escrow in the Public Offering. As of December 31, 2014, the Company had sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering. Additionally, on April 2, 2014 and July 31, 2014, the Company issued 120,106 shares and 120,106 shares of common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million and $1.0 million, respectively. Additionally, on July 31, 2014, the Company issued 12,010 shares of common stock to a business associate of Keith D. Hall and Peter McMillian III, for $0.1 million. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries, and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Revenue Recognition
Hotel
The Company’s hotel revenues are comprised of hotel operating revenues, such as room, food and beverage, and revenue from other hotel income (such as telephone, parking and business centers). These revenues are recorded net of any sales or occupancy taxes collected from our guests, as earned. All rebates or discounts are recorded, when allowed, as a reduction in revenue, and there are no material contingent obligations with respect to rebates or discounts offered by us. All revenues are recorded on an accrual basis, as earned.
The Company leases recreational vehicle campground units under operating leases with terms generally of one year or less. The Company recognizes rental revenue on a straight-line basis over the term of the lease, when collectibility is reasonably assured.
Real Estate
The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectibility is reasonably assured and will record amounts expected to be received in later years as deferred rent receivable. If the lease provides for tenant improvements, the Company will determine whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that can be taken in the form of cash or a credit against the tenant’s rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.
The Company makes estimates of the collectibility of its tenant receivables related to base rents, including deferred rent, expense reimbursements and other revenue or income. Management will specifically analyze accounts receivable, deferred rents receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, management will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the ultimate resolution of these claims may exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt reserve for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Real Estate Loans Receivable
Interest income on the Company’s real estate loans receivable is recognized on an accrual basis over the life of the investment using the interest method. Direct loan origination or acquisition fees and costs, as well as acquisition premiums or discounts, are capitalized and amortized over the term of the loan as an adjustment to interest income. The Company will place loans on nonaccrual status when any portion of principal or interest is 90 days past due, or earlier when concern exists as to the ultimate collection of principal or interest. When a loan is placed on nonaccrual status, the Company will reverse the accrual for unpaid interest and generally will not recognize subsequent interest income until cash is received, or the loan returns to accrual status. Generally, a loan may be returned to accrual status when all delinquent principal and interest are brought current in accordance with the terms of the loan agreement and certain performance criteria have been met.
The Company will recognize interest income on loans purchased at discounts to face value on an accrual basis over the life of the loan using the interest method where the Company expects to collect less than the contractual amounts due under the loan when that expectation is due, at least in part, to the credit quality of the borrower. Income will be recognized at an interest rate equivalent to the estimated yield on the loan, as calculated using the carrying value of the loan and the expected cash flows. Changes in estimated cash flows will be recognized through an adjustment to the yield on the loan on a prospective basis. Projecting cash flows for these types of loans will require the use of assumptions and judgment, which may have a significant impact on the amount and timing of revenue recognized on these investments. The Company will recognize interest income on non-performing loans on a cash basis because these loans generally do not have an estimated yield and collection of principal and interest is not assured.
Real Estate Securities
The Company will recognize interest income on real estate securities that are beneficial interests in securitized financial assets and are rated “AA” and above on an accrual basis according to the contractual terms of the securities. Discounts or premiums will be amortized to interest income over the life of the investment using the interest method.
The Company will recognize interest income on real estate securities that are beneficial interests in securitized financial assets that are rated below “AA” using the effective yield method, which will require the Company to periodically project estimated cash flows related to these securities and recognize interest income at an interest rate equivalent to the estimated yield on the security, as calculated using the security’s estimated cash flows and amortized cost basis, or reference amount. Changes in the estimated cash flows will be recognized through an adjustment to the yield on the security on a prospective basis. Projecting cash flows for these types of securities will require significant judgment, which may have a significant impact on the timing of revenue recognized on these investments.
Cash and Cash Equivalents
The Company will recognize interest income on its cash and cash equivalents as it is earned and will record such amounts as other interest income.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Real Estate
Depreciation and Amortization
Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements will be capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	10-25 years
Tenant Improvements	Shorter of lease term or expected useful life
Tenant Origination and Absorption Costs	Remaining term of related leases, including below-market renewal periods
Furniture, fixtures & equipment	3-12 years
Real Estate Acquisition Valuation
The Company records the acquisition of income-producing real estate as a business combination. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. Acquisition costs are expensed as incurred and restructuring costs that do not meet the definition of a liability at the acquisition date are expensed in periods subsequent to the acquisition date. Real estate obtained in satisfaction of a loan will be recorded at the estimated fair value of the real estate or the fair value of the loan satisfied if more clearly evident. The excess of the carrying value of the loan over the fair value of the property, if any, will be charged-off against the reserve for loan losses when title to the property is obtained.
Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value are amortized to expense over the average remaining non-cancelable terms of the respective in-place leases, including any below-market renewal periods.
The Company assesses the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.
The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease, including any below-market renewal periods.
The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.
The Company amortizes the value of tenant origination and absorption costs to depreciation and amortization expense over the remaining non-cancelable term of each respective lease.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income.
Direct investments in undeveloped land or properties without leases in place at the time of acquisition will be accounted for as an asset acquisition and not as a business combination.  Acquisition fees and expenses are capitalized into the cost basis of an asset acquisition. Additionally, during the time in which the Company is incurring costs necessary to bring these investments to their intended use, certain costs such as legal fees, real estate taxes and insurance and financing costs are also capitalized.
Impairment of Real Estate and Related Intangible Assets and Liabilities
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets and liabilities may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets and liabilities may not be recoverable, the Company will assess the recoverability by estimating whether the Company will recover the carrying value of the real estate and related intangible assets and liabilities through its undiscounted future cash flows and its eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets and liabilities.
Projecting future cash flows involves estimating expected future operating income and expenses related to the real estate and its related intangible assets and liabilities as well as market and other trends. Using inappropriate assumptions to estimate cash flows could result in incorrect fair values of the real estate and its related intangible assets and liabilities and could result in the overstatement of the carrying values of the Company’s real estate and related intangible assets and liabilities and an overstatement of its net income.
Real Estate Loans Receivable and Loan Loss Reserves
The Company’s real estate loans receivable are recorded at amortized cost, net of loan loss reserves (if any), and evaluated for impairment at each balance sheet date. The amortized cost of a real estate loan receivable is the outstanding unpaid principal balance, net of unamortized acquisition premiums or discounts and unamortized costs and fees directly associated with the origination or acquisition of the loan. The amount of impairment, if any, will be measured by comparing the amortized cost of the loan to the present value of the expected cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent and collection of principal and interest is not assured. If a loan is deemed to be impaired, the Company will record a loan loss reserve and a provision for loan losses to recognize impairment.
A reserve for loan losses is a valuation allowance that reflects management’s estimate of loan losses inherent in the loan portfolio as of the balance sheet date. Reserve for loan losses will be adjusted through “Provision for loan losses” on the Company’s consolidated statements of operations and decreased by charge-offs to specific loans when losses are confirmed.
The Company will consider a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. If the Company purchases a loan at a discount to face value and at the acquisition date the Company expects to collect less than the contractual amounts due under the terms of the loan based, at least in part, on the Company’s assessment of the credit quality of the borrower, the Company will consider such a loan to be impaired when, based upon current information and events, it believes that it is probable that the Company will be unable to collect all amounts the Company estimated to be collected at the time of acquisition. The Company will also consider a loan to be impaired if it grants the borrower a concession through a modification of the loan terms or if it expects to receive assets (including equity interests in the borrower) with fair values that are less than the carrying value of the loan in satisfaction of the loan. A reserve will be established when the present value of payments expected to be received, observable market prices, the estimated fair value of the collateral (for loans that are dependent on the collateral for repayment) or amounts expected to be received in satisfaction of a loan are lower than the carrying value of that loan.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

As of December 31, 2014, there was no loan loss reserve and the Company did not record any impairment related to its real estate loan receivable. However, in the future, the Company may experience losses from its investment in loan receivable requiring the Company to record a loan loss reserve. Realized losses could be material and significantly exceed any recorded reserves.
Failure to recognize impairments would result in the overstatement of earnings and the carrying value of the Company’s real estate loans held for investment. Actual losses, if any, could significantly differ from estimated amounts.
Real Estate Securities
The Company may invest in securities that it will classify as available-for-sale, since the Company may sell them prior to their maturity but does not hold them principally for the purpose of making frequent investments and sales with the objective of generating profits on short-term differences in price. These investments will be carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Estimated fair values will generally be based on quoted market prices, when available, or on estimates provided by independent pricing sources or dealers who make markets in such securities. In certain circumstances, such as when the market for the securities becomes inactive, the Company may determine it is appropriate to perform an internal valuation of the securities. Upon the sale of a security, the previously recognized unrealized gain (loss) would be reversed out of accumulated other comprehensive income (loss) and the actual realized gain (loss) recognized in earnings.
On a quarterly basis, the Company will evaluate its real estate securities for other-than-temporary impairment. The Company will review the projected future cash flows from these securities for changes in assumptions due to prepayments, credit loss experience and other factors. If, based on the Company’s quarterly estimate of cash flows, there has been an adverse change in the estimated cash flows from the cash flows previously estimated, the present value of the revised cash flows is less than the present value previously estimated, and the fair value of the securities is less than its amortized cost basis, an other-than-temporary impairment will be deemed to have occurred.
The Company will be required to distinguish between other-than-temporary impairments related to credit and other-than-temporary impairments related to other factors (e.g., market fluctuations) on its debt securities that it does not intend to sell and where it is not likely that the Company will be required to sell the security prior to the anticipated recovery of its amortized cost basis. The Company will calculate the credit component of the other-than-temporary impairment as the difference between the amortized cost basis of the security and the present value of its estimated cash flows discounted at the yield used to recognize interest income. The credit component will be charged to earnings and the component related to other factors is recorded to other comprehensive income (loss).
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with a major financial institution; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. There were no restrictions on the use of the Company’s cash and cash equivalents as of December 31, 2014 and 2013.
Restricted Cash
Restricted cash is comprised of lender impound reserve accounts on the Company’s borrowings for security deposits, property taxes, insurance, debt service obligations and capital improvements and replacements.
Rents and Other Receivables
The Company will periodically evaluate the collectibility of amounts due from tenants and hotel guests and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants and hotel guests to make required payments under the terms of lease or hotel agreements. In addition, the Company will maintain an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company will exercise judgment in establishing these allowances and will consider payment history and current credit status of its tenants in developing these estimates.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Derivative Instruments
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates on its variable rate notes payable. The Company records these derivative instruments at fair value on the accompanying consolidated balance sheets. The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a component of interest expense in the accompanying consolidated statements of operations. Derivative instruments designated and qualifying as a hedge of the exposure to variability in expected future cash flows or other types of forecasted transactions are considered cash flow hedges. The change in fair value of the effective portion of a derivative instrument that is designated as a cash flow hedge is recorded as other comprehensive income (loss) on the accompanying consolidated statements of comprehensive income (loss) and consolidated statements of equity.
With respect to derivative instruments designated as a hedge, the Company will formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions or recognized obligations on the consolidated balance sheets. The Company also assesses and documents, both at the hedging instrument’s inception and on a quarterly basis thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the respective hedged items. When the Company determines that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and reclassifies amounts recorded to accumulated other comprehensive income (loss) to earnings.
Deferred Financing Costs
Deferred financing costs will represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs will be amortized over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs will generally be expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close will be expensed in the period in which it is determined that the financing will not close.
Fair Value Measurements
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classify such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines that the market for a financial instrument owned by the Company is illiquid or when market transactions for similar instruments do not appear orderly, the Company will use several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establish a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company will measure fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.
Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.
The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).
The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Redeemable Common Stock
The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.
There are several limitations on the Company’s ability to redeem shares under the share redemption program:

•
Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” or “determination of incompetence” (each as defined under the share redemption program), the Company may not redeem the shares until the stockholder has held the shares for one year.

•
During each calendar year, the share redemption program limits the number of shares the Company may redeem to those that the Company could purchase with the amount of the net proceeds from the issuance of shares under the dividend reinvestment plan during the prior calendar year. The Company may, however, increase or decrease the funding available for the redemption of shares pursuant to the program upon ten business days’ notice to the stockholders.

•	During any calendar year, the Company may redeem no more than 5% of the weighted average number of shares outstanding during the prior calendar year.

•
The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Pursuant to the program, as amended, unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability,” or “determination of incompetence” (each as defined in the share redemption program), until the Company establishes an estimated value per share of its common stock for a purpose other than to set the price to acquire a share in a primary public offering, the price at which the Company will redeem the shares is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the price paid to acquire the shares from the Company;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the price paid to acquire the shares from the Company;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the price paid to acquire the shares from the Company; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the price paid to acquire the shares from the Company.
After the Company establishes an estimated value per share of its common stock for a purpose other than to set the price to acquire a share in a primary public offering and unless the shares are being redeemed in connection with a stockholder’s death, qualifying disability, or determination of incompetence, the price at which the Company will redeem the shares is as follows:

•	For those shares held by the redeeming stockholder for at least one year, 92.5% of the Company’s most recent estimated value per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least two years, 95.0% of the Company’s most recent estimated value per share as of the applicable redemption date;

•	For those shares held by the redeeming stockholder for at least three years, 97.5% of the Company’s most recent estimated value per share as of the applicable redemption date; and

•	For those shares held by the redeeming stockholder for at least four years, 100% of the Company’s most recent estimated value per share as of the applicable redemption date.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

For purposes of determining the time period a redeeming stockholder has held each share, the time period begins as of the date the stockholder acquired the shares; provided, that shares purchased by the redeeming stockholder pursuant to the Company’s dividend reinvestment plan will be deemed to have been acquired on the same date as the initial share to which the dividend reinvestment plan shares relate. The date of the share’s original issuance by the Company is not determinative. In addition, as described above, the shares owned by a stockholder may be redeemed at different prices depending on how long the stockholder has held each share submitted for redemption.
The Company expects to establish an estimated value per share for a purpose other than to set the price to acquire a share in a primary public offering no later than the completion of its offering stage. The Company will consider its offering stage complete when it is no longer publicly offering equity securities and has not done so for 18 months.
The terms of the share redemption program with respect to redemptions sought upon a stockholder’s death, qualifying disability or determination of incompetence are as follows:

•	There is no one-year holding requirement;

•
Until the Company establishes an estimated value per share for a purpose other than to set the price to acquire a share in a primary public offering, which the Company expects to be no later than the completion of its offering stage (as described above), the redemption price is the amount paid to acquire the shares from the Company; and

•
Once the Company has established an estimated value per share for a purpose other than to set the price to acquire a share in a primary public offering, the redemption price would be the estimated value of the shares, as determined by the Company’s board of directors.

The board may amend, suspend or terminate the share redemption program upon 30 days’ notice to stockholders, provided that the Company may increase or decrease the funding available for the redemption of shares pursuant to the share redemption program upon 10 business days’ notice.
The Company will record amounts that are redeemable under the share redemption program as redeemable common stock in its consolidated balance sheets because the shares will be mandatorily redeemable at the option of the holder and therefore their redemption will be outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could redeem with the amount of the net proceeds from the sale of shares under the dividend reinvestment plan during the prior calendar year. However, because the amounts that can be redeemed will be determinable and only contingent on an event that is likely to occur (e.g., the passage of time) the Company will present the net proceeds from the current year and prior year dividend reinvestment plan, net of current year redemptions, as redeemable common stock in its consolidated balance sheets.
The Company will classify as liabilities financial instruments that represent a mandatory obligation of the Company to redeem shares. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.
Related Party Transactions
Pursuant to the Advisory Agreement, Dealer Manager Agreement and the Private Offering Dealer Manager Agreement, the Company is or was obligated to pay the Advisor and the Dealer Manager specified fees upon the provision of certain services related to the Public Offering and the Private Offering, the investment of funds in real estate and real estate-related investments, management of the Company’s investments and for other services (including, but not limited to, the disposition of investments). The Company is or was also obligated to reimburse the Advisor and Dealer Manager for organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company, and the Company is obligated to reimburse the Advisor for acquisition and origination expenses and certain operating expenses incurred on behalf of the Company or incurred in connection with providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. See note 8, “Related Party Transactions.”
The Company records all related party fees as incurred, subject to any limitations described in the Advisory Agreement. The Company had not incurred any subordinated participation in net cash flows or subordinated incentive listing fees payable to the Advisor through December 31, 2014.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Selling Commissions and Dealer Manager Fees
The Company will pay the Dealer Manager up to 6.5% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. The Dealer Manager will reallow 100% of commissions earned to participating broker-dealers. No sales commission will be paid on shares sold through the dividend reinvestment plan.
The Company will pay the Dealer Manager up to 3.0% of gross offering proceeds. No dealer manager fee is payable on shares sold under the dividend reinvestment plan. The Dealer Manager may reallow to any participating broker-dealer up to 1.0% of the gross offering proceeds attributable to that participating broker-dealer as a marketing fee and in special cases the dealer manager may increase the reallowance. A reduced dealer manager fee is payable with respect to certain volume discount sales.
Organization and Offering Costs
Organization and offering costs (other than selling commissions and dealer manager fees) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. The Company reimbursed the Dealer Manager for underwriting compensation in connection with the Private Offering. The Company also paid directly or reimbursed the Dealer Manager for due diligence expenses of broker dealers in connection with the Private Offering.
During the Private Offering, there was no limit on the amount of organization and offering costs the Company could incur. As of December 31, 2014, the Company had recorded $1,020,623 of offering costs (other than selling commissions and dealer manager fees) related to the Private Offering, of which $956,834 were paid by the Advisor or its affiliates on behalf of the Company.
During the Public Offering, pursuant to the Advisory Agreement and Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that the Advisor is obligated to reimburse the Company to the extent selling commissions, dealer manager fees and other organization and offering costs incurred by the Company in the Public Offering exceed 15% of gross offering proceeds in the Public Offering. Through December 31, 2014, the Advisor and its affiliates had incurred organization and offering costs on the Company’s behalf in connection with the Public Offering of approximately $2.4 million. The Company will be liable for such costs up to an amount that, when combined with selling commissions and dealer manager fees, does not exceed 15% of the gross proceeds of the Public Offering. The Company commenced the Public Offering on August 12, 2014. As of December 31, 2014, the Company had not made any sales in the Public Offering, and accordingly, has not recorded an obligation to reimburse the Advisor or its affiliates for such costs. Organization costs are expensed as incurred and offering costs, which include selling commissions, dealer manager fees and other offering-related costs, are charged as incurred as a reduction to stockholders’ equity, subject to certain limitations.
Acquisition and Origination Fees
The Company will pay the Advisor 1.5% of the cost of investments acquired or originated, or the amount to be funded by the Company to acquire or originate loans, including acquisition and origination expenses and any debt attributable to such investments plus significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition.
The Company will reimburse the Advisor or its affiliates for customary acquisition and origination expenses (including expenses relating to potential investments that do not close), such as legal fees and expenses (including fees of independent contractor in-house counsel that are not employees of the Advisor), costs of due diligence (including, as necessary, updated appraisals, surveys and environmental site assessments), travel and communication expenses, accounting fees and expenses and other closing costs and miscellaneous expenses relating to the acquisition or origination of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Asset Management Fee
The Company will pay the Advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of its investments and (ii) 2.0% of the sum of the cost of its investments, less any debt secured by or attributable to the investments. The cost of the real property investments will be calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable to the Advisor). The cost of the loans and any investments other than real property will be calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to the Advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to the Advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee will be determined based on the Company’s proportionate share of the underlying investment.
Disposition Fee
For substantial assistance in connection with the sale of investments, the Company will pay the Advisor or its affiliates a percentage of the contract sales price of each loan, debt-related security, real property or other investment sold (including residential or commercial mortgage-backed securities or collateralized debt obligations issued by a subsidiary of ours as part of a securitization transaction) as a disposition fee. For dispositions with a contract sales price less than or equal to $50 million, the disposition fee will equal 1.5% of the contract sales price. For dispositions with a contract sales price greater than $50 million, the disposition fee will equal the sum of $750,000 (which amount is 1.5% of $50 million), plus 1.0% of the amount of the contract sales price in excess of $50 million. Disposition fee may be paid, in addition to commissions paid to non-affiliates, provided that the total commissions (including such disposition fee) paid to affiliates and non-affiliates do not exceed an amount equal to the lesser of (i) 6.0% if the aggregate contract sales price or (ii) the competitive real estate commission. The Company will not pay a disposition fee upon the maturity, prepayment or workout of a loan or other debt-related investment, provided that if the Company negotiates a discounted payoff with the borrower it will pay a disposition fee and if the Company takes ownership of a property as a result of a workout or foreclosure of a loan, it will pay a disposition fee upon the sale of such property.
Subordinated Participation in Net Cash Flows
After the Company’s common stockholders receive, together as a collective group, aggregate distributions (including distributions that may constitute a return of capital for federal income tax purposes) sufficient to provide (i) a return of their net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption program, and (ii) a 7.0% per year cumulative, noncompounded return on such net invested capital, the Advisor is entitled to receive 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange. To the extent this fee is derived from cash flows other than net sales proceeds, this fee will count against the limit on “total operating expenses” described below.
Subordinated Incentive Listing Fee
Upon listing the Company’s common stock on a national securities exchange, the Advisor or its affiliates will receive a fee equal to 15.0% of the amount by which (i) the market value of the Company’s outstanding stock, as defined in the Advisory Agreement, plus distributions paid by the Company (including distributions that may constitute a return of capital for federal income tax purposes) prior to listing exceeds (ii) the sum of stockholders’ net invested capital, or the amount calculated by multiplying the total number of shares purchased by stockholders by the issue price, reduced by any amounts to repurchase shares pursuant to the Company’s share redemption program, and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return on such amount. This fee will count against the limit on “total operating expenses” described below.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Income Taxes
The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended and intends to operate as such beginning with its taxable year ending December 31, 2014. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.
The Company’s hotel property is leased to a wholly-owned taxable REIT subsidiary, which in turn contracts with an independent hotel management company that manages the day-to-day operations of the Company’s hotel.  Lease revenue generated from the taxable REIT subsidiary is eliminated in consolidation.  During the year ended December 31, 2014, the Company’s taxable REIT subsidiary incurred an insignificant amount of net operating loss; however, any deferred tax asset as a result of the taxable REIT subsidiary’s net operating loss has been fully reserved since realization is uncertain due to the taxable REIT subsidiary’s limited operating history.
Segments
The Company invested in an opportunistic real estate investment and originated a loan secured by a non-stabilized real estate asset. In general, the Company intends to hold its investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment.
Square Footage, Occupancy and Other Measures
Square footage, occupancy, average revenue per available room, average daily rate and other measures used to describe real estate and real estate-related investments included in these Notes to Consolidated Financial Statements are presented on an unaudited basis.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Recently Issued Accounting Standards Update
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360):  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU No. 2014-08”).  ASU No. 2014-08 limits discontinued operations reporting to disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: a) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; b) the component of an entity or group of components of an entity is disposed of by sale; and c) the component of an entity or group of components of an entity is disposed of other than by sale.  ASU No. 2014-08 also requires additional disclosures about discontinued operations.  ASU No. 2014-08 is effective for reporting periods beginning after December 15, 2014.  Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Company early adopted ASU No. 2014-08 for the reporting period beginning January 1, 2014.  As a result of the adoption of ASU No. 2014-08, results of operations for properties that are classified as held for sale in the ordinary course of business on or after January 1, 2014 would generally be included in continuing operations on the Company’s consolidated statements of operations, to the extent such disposals did not meet the criteria for classification as a discontinued operation. Additionally, any gain or loss on sale of real estate that does not meet the criteria for classification as a discontinued operation would be presented, on the consolidated statements of operations, in continuing operations. ASU No. 2014-08 did not have an impact on the presentation of the Company’s financial statements upon adoption.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted.  The Company is still evaluating the impact of adopting ASU No. 2014-09 on its financial statements, but does not expect the adoption of ASU No. 2014-09 to have a material impact on its financial statements.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements (Subtopic 205-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”). The amendments in ASU No. 2014-15 require management to evaluate, for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or are available to be issued when applicable) and, if so, provide related disclosures. ASU No. 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted for annual or interim reporting periods for which the financial statements have not previously been issued. The Company does not expect the adoption of ASU No. 2014-15 to have a significant impact on its financial statements.
In January 2015, the FASB issued ASU No. 2015-01, Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendments will eliminate the requirements in Subtopic 225-20 for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of ASU 2015-01 to have a significant impact on its financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU No. 2015-02”). ASU 2015-02 No. affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. ASU No. 2015-02 modifies the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership and affects the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. ASU No. 2015-02 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. A reporting entity may apply the amendments in ASU No. 2015-02 using: (a) a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption; or (b) by applying the amendments retrospectively. The Company does not expect the adoption of ASU No. 2014-15 to have a significant impact on its financial statements.

3.	REAL ESTATE
As of December 31, 2014, the Company owned one hotel property. The following table provides summary information regarding the Company’s real estate held for investment as of December 31, 2014:

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements	Tenant Origination and Absorption	Total Real Estate, at Cost (1)	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Springmaid Beach Resort	12/30/2014	Myrtle Beach	SC	Hotel	$27,340,112	$12,570,713	$156,408	$40,067,233	$(3,117)	$40,064,116	90.0%
The following table provides detail information regarding Springmaid Beach Resort’s hotel revenue and expense for the year ended December 31, 2014:

Hotel Revenues (1):
Room	$46,016
Food, beverage and convention services	1,869
Campground	5,105
Other	5,477
Hotel Revenues	$58,467

Hotel Expenses (1):
Room	$8,095
Food, beverage and convention services	2,801
Campground	7,161
Other	28,150
Hotel Expenses	$46,207
_____________________
(1) The Company acquired the Springmaid Beach Resort on December 30, 2014 and information presented reflects the hotel revenue and expenses for the two days that the Company owned the property.
Recent Acquisition
Springmaid Beach Resort
On December 30, 2014, the Company, through a joint venture (“Springmaid Property JV”) between the Company’s indirect wholly owned subsidiary and IC Myrtle Beach Holdings LLC (the “JV Partner”), acquired a 30-acre property, containing a 491-room hotel, a 36,000 square foot conference center, a 187-unit recreational vehicle campground and a 1,060-foot pier located at 3200 S. Ocean Boulevard, Myrtle Beach, South Carolina (the “Springmaid Beach Resort”). The Company owns a 90% equity interest in the joint venture.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

The purchase price of the Springmaid Beach Resort was $40.1 million plus closing costs.  The Company allocated the purchase price of this property to the fair value of the assets acquired and liabilities assumed. The Company allocated $27,340,112 to land, $12,570,713 to building and improvements and $156,408 to tenant origination and absorption costs related to the RV Campground leases. The intangible assets acquired in connection with this acquisition have weighted-average amortization periods as of the date of acquisition of 1.0 years for tenant origination and absorption costs.
The Company recorded the acquisition of the Springmaid Beach Resort as a business combination, and expensed $1.6 million of acquisition costs. For the year ended December 31, 2014, the Company recognized $58,467 of total revenues and $46,207 of operating expenses (excluding interest expense) from the Springmaid Beach Resort. The Company owned the Springmaid Beach Resort for two days during the year ended December 31, 2014 and the average occupancy, average revenue per available room and average daily rate during that period was 97%, $44.87 and $46.38, respectively.

4.	REAL ESTATE LOAN RECEIVABLE
On September 4, 2014, the Company, through an indirect wholly owned subsidiary, originated a first mortgage loan in the amount of $3.5 million (the “655 Summer Street Mortgage Loan”) from a borrower unaffiliated with the Company or the Advisor. The loan is secured by a three-story office building located in Boston, Massachusetts (the “Building”). The Building comprises 14,392 rentable square feet and was built in 1989. The borrower used the proceeds from the loan to fund additional business operations and retire an existing loan on the Building.
The 655 Summer Street Mortgage Loan matures on October 1, 2017 and bears interest at a fixed rate of 9.25% per annum for the term of the loan. The borrower paid a loan origination fee equal to 8% of the loan amount. Monthly payments are interest only for the term of the loan. The borrower may prepay the loan in whole (but not in part) beginning July 1, 2017, subject to certain conditions as described in the loan documents.
As of December 31, 2014, the outstanding principal balance and book value of the 655 Summer Street Mortgage Loan was $3.5 million and $3.3 million, respectively. The annualized effective interest rate of the 655 Summer Street Mortgage Loan, calculated as the actual interest income recognized in 2014, using the interest method, annualized and divided by the average amortized cost basis of the investment, was 11.68% as of December 31, 2014.
The following summarizes the activity related to real estate loan receivable for the year ended December 31, 2014:

Real estate loan receivable - December 31, 2013	$—
Origination of real estate loan receivable	3,500,000
Closing costs and origination fees on real estate loan receivable	(208,766)
Amortization of closing costs and origination fees on real estate loan receivable	18,752
Real estate loan receivable - December 31, 2014	$3,309,986
For the year ended December 31, 2014, interest income from the real estate loan receivable consisted of the following:

Contractual interest income	$107,017
Amortization of origination fees and costs and acquisition costs, net	18,752
Interest income from real estate loans receivable	$125,769

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

5.	NOTE PAYABLE
As of December 31, 2014, the Company’s note payable consisted of the following:

	Principal	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort (2)	$26,000,000	One-month LIBOR + 3.00%	3.17%	Interest Only	12/30/2017
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of December 31, 2014. Effective interest rate is calculated as the actual interest rate in effect as of December 31, 2014 (consisting of the contractual interest rate and contractual floor rates), using interest rate indices at December 31, 2014, where applicable.
(2) See “Springmaid Beach Resort Mortgage Loan” below.
As of December 31, 2014, the Company’s deferred financing costs were $658,721, net of amortization, and are included in deferred financing costs, prepaid expenses and other assets on the accompanying consolidated balance sheets.
During the year ended December 31, 2014, the Company incurred $29,200 of interest expense. Of this amount, $4,577 was payable as of December 31, 2014. Included in interest expense for the year ended December 31, 2014 was $1,204 of amortization of deferred financing costs. Interest expense incurred as a result of the Company’s interest rate cap agreement was $23,419 for the year ended December 31, 2014.
The Company’s note payable contains financial and non-financial debt covenants. As of December 31, 2014, the Company was in compliance with all debt covenants.
Springmaid Beach Resort Mortgage Loan
On December 30, 2014, in connection with the acquisition of the Springmaid Beach Resort, the joint venture through which we own our interst in Springmaid Beach Resort (“Springmaid Property JV”) entered into a mortgage loan with Wells Fargo Bank, National Association (the “Lender”), an unaffiliated lender, for borrowings of up to $38.0 million, secured by the Springmaid Beach Resort (the “Springmaid Beach Resort Mortgage Loan”). At closing, $26.0 million of the loan was funded and the remaining $12.0 million was available for future disbursements to be used for renovation costs, subject to certain terms and conditions contained in the loan documents.
The Springmaid Beach Resort Mortgage Loan matures on December 30, 2017, with two one-year extension options, subject to certain terms and conditions contained in the loan documents. The Springmaid Beach Resort Mortgage Loan bears interest at a floating rate of 300 basis points over one-month LIBOR. The Company entered into an interest rate cap that effectively limits one-month LIBOR on $26.0 million of the outstanding loan balance at 3.00% effective December 29, 2014 through January 1, 2018. Monthly payments during the initial term are interest-only, with monthly payments during any extension period also including principal amortization payments of $60,000 per month. Prior to December 30, 2015, Springmaid Property JV has only limited rights to prepay the loan in whole subject to, in certain circumstances, a prepayment fee, and other terms and conditions as described in the loan documents. On or subsequent to December 30, 2015, Springmaid Property JV may prepay the loan, in whole or in part, without the payment of a prepayment fee. The loan documents require the Company to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator.  In addition, until certain renovations are complete the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy the Company’s REIT requirements. The working capital reserve was included in restricted cash on the accompanying consolidated balance sheets.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

KBS SOR US Properties II LLC (“SOR US Properties II”), the Company’s wholly owned subsidiary, is providing a: (a) guaranty of the sum of $5,530,000 plus certain other sums described in the loan documents, which guaranteed amount shall decrease pursuant to the terms of the equity contribution guaranty executed by SOR US Properties II in favor of the Lender; (b) guaranty of Springmaid Property JV’s obligations to complete the renovations to the Springmaid Beach Resort, as described in the completion guaranty executed by SOR US Properties II in favor of the Lender; (c) limited guaranty of the Springmaid Beach Resort Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the Lender as a result of certain intentional actions committed by the Company, Springmaid Property JV, SOR US Properties II, and/or any affiliates of the Company, as applicable, in violation of the loan documents as well as Springmaid Property JV’s obligation to refund certain key money amounts to the third-party hotel operator under the management agreement; and (d) guaranty of the principal balance and any interest or other sums outstanding under the Springmaid Beach Resort Mortgage Loan in the event of certain bankruptcy or insolvency proceedings involving Springmaid Property JV or the joint venture (“Springmaid Operations JV”) between the Company’s indirect wholly owned subsidiary which the Company has elected to treat as a TRS and the JV Partner that Springmaid Property JV entered into a lease agreement for the hotel portion of the Springmaid Beach Resort, which includes the resort and conference center.

6.	DERIVATIVE INSTRUMENT
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.
The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.
As of December 31, 2014, the Company had one interest rate cap outstanding, which was not designated as a hedging instrument. The following table summarizes the notional amount and other information related to the Company’s derivative instrument as of December 31, 2014. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks:

Derivative Instrument	Effective Date	Maturity Date	Notional Value	Reference Rate	Fair Value of Asset	Balance Sheet Location
Interest Rate Cap	12/29/2014	01/01/2018	$26,000,000	One-month LIBOR at 3.00%	$75,851	Prepaid expenses and other assets

During the year ended December 31, 2014, the Company recorded an unrealized loss of $23,419 on derivative instruments, which was included in interest expense on the accompanying consolidated statements of operations.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

7.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other financial instruments and balances at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:
Cash and cash equivalents, restricted cash, rent and other receivables and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.
Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves and not at fair value. The fair value of real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral value (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instrument: The Company’s derivative instrument is presented at fair value on the accompanying consolidated balance sheets. The valuation of this instrument is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.
Note payable: The fair value of the Company’s note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

The following were the face value, carrying amount and fair value of the Company’s real estate loan receivable financial instruments as of December 31, 2014, which carrying amounts do not approximate the fair values:

	December 31, 2014
	Face Value	Carrying Amount	Fair Value
Financial asset:
Real estate loan receivable	$3,500,000	$3,309,986	$3,238,918
Financial liability:
Note payable	$26,000,000	$26,000,000	$25,998,195
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
During the year ended December 31, 2014, the Company measured the following asset at fair value:

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivative	$75,851	$—	$75,851	$—

8.	RELATED PARTY TRANSACTIONS
The Company has entered the Advisory Agreement with the Advisor and the dealer manager agreements with the Dealer Manager, with respect to the Private Offering and the Public Offering, respectively. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain services with regard to the Private and Public Offering and the investment of funds in real estate-related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company (as discussed in Note 2) and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as described in the Advisory Agreement. The Advisor also serves as the advisor for KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”) and KBS Strategic Opportunity REIT, Inc (“KBS Strategic Opportunity REIT”). The Dealer Manager also serves as the dealer manager for the initial public offering of KBS REIT III and for the dividend reinvestment plan offering for KBS Strategic Opportunity REIT and KBS Legacy Partners Apartment REIT. During the period from July 3, 2013 through December 31, 2013 and the year ended December 31, 2014, no business transactions occurred between the Company and these entities other than as described in the following paragraph.
On January 6, 2014, the Company, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT, the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

The Advisor in its sole discretion may defer any fee payable to it under the Advisory Agreement. All or any portion of such fee not taken may be deferred without interest and paid when the Advisor determines.
Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the year ended December 31, 2014 and the period from July 3, 2013 to December 31, 2013 and any related amounts payable as of December 31, 2014 and 2013:

	Incurred in the Year Ended	Incurred from the Period from July 3, 2013 to December 31, 2013	Payable as of
	December 31, 2014		December 31, 2014	December 31, 2013
Expensed
Prepaid insurance premiums (1)	$131,691	$43,749	$—	$43,749
Asset management fees	12,585	—	1,855	—
Reimbursable operating expenses (2)	375,464	38,465	142,820	38,465
Real estate acquisition fee	554,666	—	554,666	—
Capitalized
Origination fees on real estate loan receivable	52,537	—	—	—
Additional Paid-in Capital
Sales commissions	1,159,390	—	—	—
Dealer manager fees	739,431	15,870	—	—
Reimbursable other offering costs (3)	397,233	559,601	—	559,601
	$3,422,997	$657,685	$699,341	$641,815
_____________________
(1) Amount reflects directors and officers insurance premiums for the period from December 31, 2013 through June 30, 2015. Of this amount, $95,680 and $32,385 were recorded as insurance expense for the year ended December 31, 2014 and the period from July 3, 2013 to December 31, 2013, respectively, and included in general and administrative expenses in the statement of operations.
The Company, together with KBS REIT I, KBS REIT II, KBS III, KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, the Dealer Manager, the Advisor and other KBS-affiliated entities, have entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the program, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance.
(2) Reimbursable operating expenses primarily related to transfer agent costs, legal fees and dead deal costs. Commencing on the earlier of four fiscal quarters after (i) the Company makes its first investment or (ii) six months after commencement of an initial public offering, the Advisor will reimburse the Company at the end of any fiscal quarter for total operating expenses that in the four consecutive fiscal quarters then ended exceed the greater of 2% of its average invested assets or 25% of its net income, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.
The Company will reimburse the expenses incurred by the Advisor or its affiliates in connection with their provision of services to the Company, including the Company’s allocable share of the Advisor’s overhead, such as rent, employee costs, utilities and IT costs. The Advisor may seek reimbursement for employee costs under the Advisory Agreement. The Company expects to reimburse the Advisor for its allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company; however, the Advisor may seek reimbursement for additional employee costs. The Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor or its affiliates receive acquisition and origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries and benefits the Advisor or its affiliates may pay to the Company’s executive officers.
(3) See Note 2, “Summary of Significant Accounting Policies - Related Party Transactions - Organization and Offering Costs” for more information related to other offering costs related to the Private and Public Offering.
Conflicts of Interest
All of the Company’s executive officers, affiliated directors and the key real estate and debt finance professionals assembled by the Advisor are also executive officers, directors, managers, key professionals and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager and other KBS-affiliated entities. Through KBS-affiliated entities, some of these persons also serve as the investment advisers to institutional investors in real estate and real estate-related assets and, through KBS Capital Advisors, these persons serve as the advisor to KBS REIT I, KBS REIT II, KBS REIT III, KBS Strategic Opportunity REIT, and KBS Legacy Partners Apartment REIT. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and these investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are 1) the determination of whether an investment opportunity should be recommended to the Company or another KBS-sponsored program or KBS-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other KBS-sponsored programs and KBS-advised investors, and the activities in which they are involved; 3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided the Company; and 4) the fees received by the Advisor, the Dealer Manager, and its affiliates in connection with the Public Offering.

9.	PRO FORMA FINANCIAL INFORMATION (UNAUDITED)
The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2014 and 2013. The Company acquired one hotel property during the year ended December 31, 2014, which was accounted for as a business combination. The following unaudited pro forma information for the years ended December 31, 2014 and 2013 has been prepared to give effect to the acquisition of the Springmaid Beach Resort as if the acquisition had occurred on January 1, 2013. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods.

	For the Years Ended December 31,
	2014	2013
Revenues	$19,984,339	$15,924,628
Depreciation and amortization	568,851	$725,259
Net income (loss) attributable to common stockholders	1,850,759	$(315,868)
The unaudited pro forma information for the year ended December 31, 2014 was adjusted to exclude $1.6 million of acquisition costs incurred in 2014 in connection with the acquisition of the above property.

10.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Presented below is a summary of the unaudited quarterly financial information for the year ended December 31, 2014:

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$28,476	$155,760
Net loss	$(58,916)	$(264,414)	$(227,090)	$(2,018,541)
Net loss attributable to common stockholders	$(58,916)	$(264,414)	$(227,090)	$(1,905,774)
Net loss per common share, basic and diluted	$(0.50)	$(0.47)	$(0.07)	$(0.49)

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$—
Net loss	$—	$—	$(4,315)	$(67,053)
Net loss attributable to common stockholders	$—	$—	$(4,315)	$(67,053)
Net loss per common share, basic and diluted	$—	$—	$(0.15)	$(0.95)

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

11.	COMMITMENTS AND CONTINGENCIES
Management Agreement
Springmaid Operations JV has entered a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort.
Pursuant to the management agreement the Operator will receive the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the date in which the hotel begins operations under the DoubleTree by Hilton name (the “Brand Commencement Date”) and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and Springmaid Property JV’s priority, which is 12% of Springmaid Property JV’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	commencing on the Brand Commencement Date, a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.
The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.
During the year ended December 31, 2014, the Company incurred $1,334 fees related to the management agreement.
Economic Dependency
The Company is dependent on the Advisor, sub-advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of December 31, 2014. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2014

12.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Public Offering on August 12, 2014 and broke escrow on January 7, 2015. As of March 23, 2015, the Company had sold 516,958 shares of common stock in the Public Offering for gross offering proceeds of $5.0 million.
Distribution
On March 24, 2015, the Company’s board of directors authorized a stock distribution of 0.01 shares (or 1% based on a $10 stock price) of common stock on each outstanding share of common stock payable to all of the Company’s common stockholders of record as of the close of business on March 25, 2015. The Company expects to issue this stock distribution on or about March 27, 2015.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION
December 31, 2014

				Initial Cost to Company				Gross Amount at which Carried at Close of Period
Description	Location	Ownership Percent	Encumbrances	Land	Building and Improvements (1)	Total	Cost Capitalized Subsequent to Acquisition (2)	Land	Building and Improvements (1)	Total (3)	Accumulated Depreciation and Amortization	Original Date of Construction	Date Acquired or Foreclosed on
Property Held for Investment
Springmaid Beach Resort	Myrtle Beach, SC	90.0%	$26,000,000	$27,340,112	$12,727,121	$40,067,233	$—	$27,340,112	$12,727,121	$40,067,233	$(3,117)	1948/1980/1992/1995/2001	12/30/2014
____________________
(1) Building and improvements include tenant origination and absorption costs.
(2) Costs capitalized subsequent to acquisition is net of write-offs of fully depreciated/amortized assets.
(3) The aggregate cost of real estate for federal income tax purposes was $41.6 million as of December 31, 2014.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SCHEDULE III
REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION (CONTINUED)
December 31, 2014

2014
Real Estate:
Balance at the beginning of the year	$—
Acquisition	40,067,233
Balance at the end of the year	$40,067,233

Accumulated depreciation and amortization:
Balance at the beginning of the year	$—
Depreciation and amortization expense	3,117
Balance at the end of the year	$3,117